FRANK’S INTERNATIONAL N.V.

Prins Bernhardplein 200
1097 JB, Amsterdam
The Netherlands

March 28, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.

Preliminary Proxy Statement on Schedule 14A

Filed March 14, 2014

File No. 1-36053

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2014, with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 1-36053, filed with the Commission on March 14, 2014 (the “Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.

Preliminary Proxy Statement on Schedule 14A

Item Ten – Approval of Amendments to the Articles of Association, page 52

1.	We note that Item Ten presents multiple amendments to the Articles of Association for your shareholders’ consideration and approval. Please provide us with your analysis as to whether the matters covered by Item Ten should be unbundled into separate proposals. Refer to Rule 14a-4(a)(3) under the Exchange Act of 1934, as well as the staff’s Compliance and Disclosure Interpretations thereunder, such as Questions 101.01 and 101.02, available on the SEC’s website at http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised the Proxy Statement to unbundle the items into separate proposals to be voted upon. The pages attached hereto as Annex A illustrate the Company’s proposed revisions in the definitive proxy statement to account for the unbundling.

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Securities and Exchange Commission

March 28, 2014

In connection with the Staff’s comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In order to meet the Company’s proposed schedule under the “Notice and Access” model of proxy statement delivery, the Company respectfully requests the ability to address any issues with the Staff as soon as practicable. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Doug McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

Frank’s International N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:	Norman von Holtzendorff (Securities and Exchange Commission)

A.N. Parker (Securities and Exchange Commission)

Brian D. Baird (Frank’s International N.V.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

Annex A

FRANK’S INTERNATIONAL N.V.

Prins Bernhardplein 200, 1097 JB Amsterdam

The Netherlands

To the shareholders of Frank’s International N.V.:

You are cordially invited to attend the annual meeting of the shareholders of Frank’s International N.V. (the “Company”) to be held on May 14, 2014, at 2:00 p.m. Central European Time (“CET”), at the Hotel Sofitel Legend the Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX, Amsterdam, The Netherlands. This annual meeting has been called by the Company’s board of managing directors (the “Management Board”) and the Company’s board of Supervisory Directors (the “Supervisory Board”). At this meeting, you will be asked to consider and vote upon the following proposals:

1.	To elect six directors to the Supervisory Board to serve until the Company’s annual meeting of shareholders in 2015;

2.	To discuss the annual report for the fiscal year ended December 31, 2013, including the corporate governance paragraph, to confirm and ratify the preparation of the Company’s statutory annual accounts and annual report in the English language and to confirm and adopt the annual accounts for the fiscal year ended December 31, 2013;

3.	To discharge the sole member of the Company’s Management Board from liability in respect of the exercise of its duties during the fiscal year ended December 31, 2013;

4.	To discharge the members of the Company’s Supervisory Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2013;

5.	To appoint PricewaterhouseCoopers Accountants N.V. as our auditor who will audit the statutory annual accounts of the Company for the fiscal year ending December 31, 2014 as required by Dutch law;

6.	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2014;

7.	To approve the remuneration policy for the Management Board as proposed by the Supervisory Board;

8.	To approve the remuneration of the members of the Supervisory Board;

9.	To approve and ratify the interim dividends on the common shares declared and paid in the fourth quarter of 2013 and the first quarter of 2014;

10.	To approve and resolve certain amendments to the Company’s Amended and Restated Articles of Association (the “Articles”):

10(A) - Amendments to Article 4 of the Articles;

10(B) - Amendments to Article 32 of the Articles;

10(C) - Amendments to Article 35 of the Articles;

10(D) - Amendments to Articles 40 and 41 of the Articles;

10(E) - Amendments to Article 44 of the Articles; and

11.	To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Your vote is very important. Holders of the Company’s common stock, par value €0.01 per share (the “Common Stock”), and Series A preferred stock, par value €0.01 per share (the “Preferred Stock”), are entitled to vote on the matters before the annual meeting. Even if you plan to attend the annual meeting, the Company urges you to

i

Q:	What vote is required to approve the proposals?

A:	The affirmative vote of a simple majority of the votes cast, with the shares of Common Stock and Preferred Stock that are represented either in person or by proxy at the annual meeting being treated as a single class, is required to elect each director nominee and to approve each item on the agenda at the annual meeting.

Through their ownership of Mosing Holdings, Inc. (“Mosing Holdings”) and FWW B.V. (“FWW”), the Mosing family currently controls approximately 80% of the voting power entitled to vote at the annual meeting. Accordingly, the Mosing family has the requisite voting power to ensure the election of the Supervisory Board nominees and the approval of all items to be voted upon.

There is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting. A properly executed proxy (for a holder as of the date of the annual meeting) submitted without voting instructions will be voted:

•	“FOR” the election of each of the supervisory director nominees named in this proxy statement;

•	“FOR” the confirmation and ratification of the preparation of the Company’s statutory annual accounts and annual report in the English language and the confirmation and adoption of the annual accounts for the fiscal year ended December 31, 2013;

•	“FOR” the discharge of the sole member of the Company’s Management Board from liability in respect of the exercise of its duties during the fiscal year ended December 31, 2013;

•	“FOR” the discharge of the members of the Company’s Supervisory Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2013;

•	“FOR” the appointment of PricewaterhouseCoopers Accountants N.V. as our auditor who will audit the statutory annual accounts of the Company for the fiscal year ending December 31, 2014 as required by Dutch law;

•	“FOR” the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2014;

•	“FOR” the approval of the remuneration policy for the Management Board as proposed by the Supervisory Board;

•	“FOR” the approval of the remuneration of the members of the Supervisory Board;

•	“FOR” the approval and ratification of the interim dividends on the Common Stock declared and paid in the fourth quarter of 2013 and the first quarter of 2014;

•	“FOR” the approval of certain amendments to the Company’s Articles:

•	ITEM TEN (A) – Amendments to Article 4 of the Articles;

•	ITEM TEN (B) – Amendments to Article 32 of the Articles;

•	ITEM TEN (C) – Amendments to Article 35 of the Articles;

•	ITEM TEN (D) – Amendments to Articles 40 and 41 of the Articles; and

•	ITEM TEN (E) – Amendments to Article 44 of the Articles.

Q:	Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A:	In accordance with SEC rules, we are providing access to our proxy materials over the Internet. As a result, we have sent a Notice instead of a paper copy of the proxy materials. The Notice contains instructions on how to access the proxy materials over the Internet and how to request a paper copy. In addition, shareholders may request to receive future proxy materials in printed form by mail or electronically by e-mail. A shareholder’s election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

ITEM TEN – APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION

At the annual meeting, you will be asked to approve amendments to our Articles and to authorize the Chairman of our Supervisory Board and each employee of our outside Dutch counsel, Van Campen Liem, Amsterdam, The Netherlands, to sign the notarial deed of amendment to our Articles in front of a civil-law notary in officiating in Amsterdam, the Netherlands and to undertake all other activities the holder of this power of attorney deems necessary or useful with respect to the present amendment to our Articles.

The amendments to our Articles are being proposed by our Management Board, with the approval of our Supervisory Board. Our Management Board and our Supervisory Board have concluded that it is advisable and in the best interests of the Company and the shareholders to approve and adopt each of the amendments to our Articles pursuant to which we will amend and restate article 4, paragraph 1, article 32, paragraphs 2, 5, 6 and 7, article 35, paragraphs 2 and 3, article 40, paragraphs 1 through 8, article 41, paragraph 1 and article 44, paragraph 3 of our Articles.

ITEM TEN (A) – APPROVAL OF AMENDMENTS TO ARTICLE 4 OF THE ARTICLES OF ASSOCIATION

The amendment to article 4, paragraph 1 of our articles of association, as proposed by our Management Board, would state in its entirety:

Article 4. Authorized capital

“4.1	The authorized capital amounts to seven million nine hundred eighty thousand nine hundred sixty euro (EUR 7.980.960) and is divided into seven hundred forty-five million one hundred twenty thousand (745.120.000) shares of common stock (“Common Shares”), each with a nominal value of one eurocent (EUR 0.01), and fifty-two million nine hundred seventy-six thousand (52.976.000) shares of Series A convertible preferred stock (the “Convertible Preferred Shares”), each with a nominal value of one eurocent (EUR 0.01).

Upon a conversion of Convertible Preferred Shares into Common Shares in accordance with article 5, the number of Convertible Preferred Shares of the authorized capital will be decreased and the number of Common Shares of the authorized capital will be increased, equal to the number of Convertible Preferred Shares that are converted into Common Shares.”

The authorized capital of the Company as mentioned in article 4 will be increased from EUR 2,400,000 to EUR 7,980,960. This will correct a scrivener’s error and bring the maximum number of shares of Common Stock and Preferred Stock in line with the relevant amount stated in the Company’s prospectus for our initial public offering.

The affirmative vote of a majority of the votes cast at the annual meeting is required to approve the amendment to article 4, paragraph 1 of our Articles.

EACH OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENTS TO ARTICLE 4, PARAGRAPH 1 OF THE ARTICLES OF ASSOCIATION.

ITEM TEN (B) – APPROVAL OF AMENDMENTS TO ARTICLE 32 OF THE ARTICLES OF ASSOCIATION

The amendment to article 32, paragraphs 2, 5, 6 and 7 of our articles of association, as proposed by our Management Board, would state in its entirety:

Article 32. Profits

“32.2	The board of managing directors, subject to the approval of the board of supervisory directors, shall determine which portion of the profits remaining after application of paragraph 1, shall be reserved and which portion shall be distributed as dividends to the holders of Common Shares. No further dividends shall be paid on the Convertible Preference Shares.

32.5	The board of managing directors may, with the approval of the board of supervisory directors, resolve to pay interim dividends, if the requirement of paragraph 3 of this article has been met as evidenced by an interim statement of assets and liabilities.

Such interim statement shall relate to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved by law shall be included in such statement of assets and liabilities. The interim statement of assets and liabilities shall be signed by the managing directors, if the signature of one of them is missing, this fact and the reason for such omission shall be stated.

The company shall deposit the statement of assets and liabilities with the trade register within eight days after the day on which the resolution to distribute is published.

32.6	The board of managing directors may, with due observance of the provisions of paragraph 3 and 5, resolve to make distributions out of a reserve which need not be kept by law.

32.7	The board of managing directors may, with due observance of the provisions of paragraph 3 and 5, resolve to pay, wholly or partly, dividends other than in cash.”

The amendment of article 32 is to clarify that the Management Board, with approval by the Supervisory Board, has the authority to determine the reservation and distribution of the Company’s profits (remaining after the payment of the dividend on the Preferred Stock). The Management Board, with approval by the Supervisory Board, will therefore be able to resolve to pay quarterly dividends, annual dividends and other distributions.

The affirmative vote of a majority of the votes cast at the annual meeting is required to approve the amendment to article 32, paragraphs 2, 5, 6 and 7 of our Articles.

EACH OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENTS TO ARTICLE 32, PARAGRAPHS 2, 5, 6 AND 7 OF THE ARTICLES OF ASSOCIATION.

ITEM TEN (C) – APPROVAL OF AMENDMENTS TO ARTICLE 35 OF THE ARTICLES OF ASSOCIATION

The amendment to article 35, paragraphs 2 and 3 of our articles of association, as proposed by our Management Board, would state in its entirety:

Article 35. Convocation. Agenda

“35.2	Convocation shall take place with observance of such term as required by applicable law and stock exchange regulations.

35.3	The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may be announced with due observance of the requirements of this article. The convening notice shall furthermore state all such information as may be required by these articles of association, applicable law and stock exchange regulations.”

Article 35 will no longer mention the general fifteen days’ notice period for convening shareholder meetings, since applicable law and NYSE regulations may require a different period.

The affirmative vote of a majority of the votes cast at the annual meeting is required to approve the amendment to article 35, paragraphs 2 and 3 of our Articles.

EACH OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENTS TO ARTICLE 35, PARAGRAPHS 2 AND 3 OF THE ARTICLES OF ASSOCIATION.

ITEM TEN (D) – APPROVAL OF AMENDMENTS TO ARTICLES 40 AND 41 OF THE ARTICLES OF ASSOCIATION

The amendment to article 40, paragraphs 1 through 8 and article 41, paragraph 1 of our articles of association, as proposed by our Management Board, would state in its entirety:

Article 40. Rights exercisable during a meeting. Admission

“40.1	Every shareholder, as well as every usufructuary and pledgee having voting rights, shall be authorized to attend the general meeting, address the meeting and exercise their voting rights. If the voting rights attached to a share are vested in the usufructuary or pledgee instead of the shareholder, also the shareholder shall be authorized to attend the general meeting and to address the meeting. Furthermore, holders of depositary receipt issued with the cooperation of the company shall be authorized to attend and address the general meeting.

40.2	The rights referred to in the previous paragraphs may be exercised by a person acting upon a written power of attorney. A power of attorney shall mean any power of attorney transmitted via standard means of communication and received in written form. The requirement of a written power of attorney is also met in case the power of attorney has been recorded electronically.

40.3	The supervisory directors and the managing directors shall have an advisory vote at the general meeting.

40.4	The auditor as meant in article 29 paragraph 1 shall be authorized to attend the general meeting held to adopt the annual accounts and to address the meeting.

40.5	Admission to the general meeting of persons other than those referred to in this article shall be decided upon by the chairman of the general meeting.

40.6	The board of managing directors is authorized to determine that participation in the general meeting may also occur through an electronic communication method, under the conditions as may be announced in the convocation. Through the electronic communication method, the relevant participants must be able to be identified, to directly take note of the discussions at the meeting and to exercise the voting rights.

40.7	Subject to the relevant provisions of applicable law and stock exchange regulations, votes that have been cast through an electronic communication method prior to the general meeting will be treated equally to votes cast at the time of the meeting.

40.8	The board of directors is authorized to determine at the convocation of a general meeting that, for the purposes of this article 40, the persons entitled to attend and to vote at the general meeting shall be those, who at the date of registration have such rights and are recorded as such in a register designated by the board of directors, irrespective of who may be entitled to the shares or depositary receipts at the time of the general meeting. The date of registration shall be the twenty-eighth day before the day of the meeting, or, if permitted under applicable law and stock exchange regulations, such other date as may be determined by the board of managing directors.

The convocation shall mention the date of registration as well as the manner in which the persons entitled to attend or to vote at a general meeting may procure their registration and the way they may exercise their rights.”

Article 41. Decision making. General meeting

“41.1	Every share shall give the right to cast one vote.

Resolutions shall be passed by a simple majority of the votes cast, unless the law or the articles of association prescribe a greater majority.”

Articles 40 and 41 are being amended in order to provide a basis as required under Dutch law, to enable the Company to apply a record date (known under Dutch law as a “registration date”) when convening a shareholders meeting. Consequently, as of the registration date, the Company will determine which shareholders are to attend and vote at the meeting, and such entitlement shall exist regardless of who is the owner of the relevant shares at the date of the meeting. According to Dutch law as presently in force, the registration date is required to be the twenty-eighth day before the day of the meeting.

The affirmative vote of a majority of the votes cast at the annual meeting is required to approve the amendment to article 40, paragraphs 1 through 8 and article 41, paragraph 1 of our Articles.

EACH OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENTS TO ARTICLE 40, PARAGRAPHS 1 THROUGH 8 AND ARTICLE 41, PARAGRAPH 1 OF THE ARTICLES OF ASSOCIATION.

ITEM TEN (E) – APPROVAL OF AMENDMENTS TO ARTICLE 44 OF THE ARTICLES OF ASSOCIATION

The amendment to article 44, paragraph 3 of our articles of association, as proposed by our Management Board, would state in its entirety:

Article 44. Liquidation

“44.3	Out of the surplus assets, first, the unpaid dividends for previous years, as mentioned in article 32.1, shall be paid to the holders of Convertible Preferred Shares, followed by the pro rata dividend for the current year and the nominal amount paid for those shares.

Whatever sum remains shall be paid to the holders of Common Shares in proportion to the aggregate nominal value of their individual common shareholdings.”

The liquidation proceeds clause in the Company’s Articles will be amended in order to clarify that upon the liquidation of the Company, the entitlement of the holders of Preferred Stock shall be limited to their unpaid dividends for previous years, the pro rata dividend for the current year and the nominal amount paid for those shares. Whatever sum remains shall be paid to the holders of Common Shares in proportion to their shareholdings.

The affirmative vote of a majority of the votes cast at the annual meeting is required to approve the amendment to article 44, paragraph 3 of our Articles.

EACH OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENTS TO ARTICLE 44, PARAGRAPH 3 OF THE ARTICLES OF ASSOCIATION.

FRANK’S INTERNATIONAL N.V. PRINS BERNHARDPLEIN 200 1097 JB AMSTERDAM, THE NETHERLANDS

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time the day before the meeting date (5:59 A.M. Central European Time on May 14, 2014). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: M70607-P49800-P49620	KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FRANK’S INTERNATIONAL N.V.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Supervisory Directors and Board of Managing Directors recommend that you vote FOR all of the nominees:
1.	Election of Directors	☐	☐	☐

Nominees:

01) Donald Keith Mosing 04) Sheldon R. Erikson 02) Kirkland D. Mosing 05) Michael C. Kearney 03) Steven B. Mosing 06) Gary P. Luquette

The Board of Supervisory Directors and Board of Managing Directors recommend you vote FOR the following proposals:		For	Against	Abstain		For	Against	Abstain

2.

To adopt the Company’s annual accounts for the fiscal year ended December 31, 2013 and authorize the preparation of the Company’s Dutch statutory annual accounts and annual report in the English language;

		☐	☐	☐	6. To ratify the appointment of PricewaterhouseCoopers LLP as our international independent registered public accounting firm for the fiscal year ending December 31, 2014;	☐	☐	☐
					7. To approve the remuneration policy for the Management Board as proposed by the Supervisory Board;	☐	☐	☐

3.	To discharge the sole member of the Company’s Management Board from liability in respect of the exercise of its duties during the fiscal year ended December 31, 2013;	☐	☐	☐	8. To approve the remuneration of the members of the Supervisory Board;	☐	☐	☐
					9. To approve and ratify the interim dividends on the common shares declared in respect of the fourth quarter of 2013 and the first quarter of 2014; and	☐	☐	☐

4.	To discharge the members of the Company’s Supervisory Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2013;	☐	☐	☐	10. To approve and resolve certain amendments to the Company’s articles of association:
					10(A) – Article 4	☐	☐	☐

					10(B) – Article 32	☐	☐	☐

					10(C) – Article 35	☐	☐	☐

					10(D) – Articles 40 and 41	☐	☐	☐

					10(E) – Article 44	☐	☐	☐

5.	To appoint PricewaterhouseCoopers Accountants N.V. as our auditor who will audit the statutory annual accounts of the Company for the fiscal year ending December 31, 2014;	☐	☐	☐

NOTE: Such other business as may properly come before the annual meeting or any adjournment thereof shall be voted in accordance with the discretion of the proxies appointed hereby. This proxy is solicited on behalf of the Supervisory Board and the Management Board of the Company. The proxy, when properly executed, will be voted in accordance with the instructions given above. If no instructions are given, this proxy will be voted “For All Nominees” on the election of the director nominees and “For” proposals 2, 3, 4, 5, 6, 7, 8, 9, 10(A), 10(B), 10(C), 10(D) and 10(E).

For address changes and/or comments, please check this box and write them on the back where indicated.				☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report including Form 10-K are available at www.proxydocs.com/fi

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M70608-P49800-P49620

FRANK’S INTERNATIONAL N.V.

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE SUPERVISORY BOARD OF DIRECTORS AND THE

MANAGEMENT BOARD OF DIRECTORS.

The undersigned hereby appoints Brian D. Baird and Mark G. Margavio as proxies, each with full power of substitution, to represent and vote, as designated on the reverse side, all of the shares of Common Stock and Preferred Stock of Frank’s International N.V. held by the undersigned on the date of the Annual Meeting of Stockholders, to be held on May 14, 2014, at 2:00 P.M., Central European Time, at the Hotel Sofitel Legend the Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX, Amsterdam, The Netherlands.

The proxy, when properly executed, will be voted in accordance with the instructions given above. If no instructions are given, this proxy will be voted “For All Nominees” on the election of the director nominees and “For” proposals 2, 3, 4, 5, 6, 7, 8, 9, 10(A), 10(B), 10(C), 10(D) and 10(E).

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side